Exhibit 99.1

CEMENTOS PACASMAYO SAA

Friday, October 22, 2021

Messrs. Superintendency of the Securities Market

Present.-

IMPORTANT FACT: Communication of Agreements of Universal Boards and Other

Bodies In accordance with the provisions of the Regulation of Important Facts and Reserved Information, approved Through SMV Resolution No. 005-2014-SMV / 01, we communicate the following information:

Legal Person: CEMENTOS PACASMAYO SAA

Type of Meeting: Board Session

Date: 10/22/2021

Description Important Fact: Board Session Cementos Pacasmayo SAA Comments:

The following points were discussed:

- The Board of Directors held today unanimously approved an investment of approximately $ 70 million for the construction of Furnace 4 at the Pacasmayo Plant. This expansion of the Plant will increase the installed clinker production capacity by approximately 600 thousand tons per year. The project execution period will be approximately 15 months.

This decision fits within the vision of the company that always puts the customer at the center of every decision and seeks to adequately meet current and future demand levels. Pacasmayo reaffirms once again its commitment and confidence in the development of the country.

Sincerely,

CARLOS JOSE MOLINELLI MATEO

STOCK EXCHANGE REPRESENTATIVE

CEMENTOS PACASMAYO SAA